06006223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Securities, Inc.

OFFICIAL USE ONLY
16659
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Liberty Street
(No. and Street)

San Francisco, CA 94110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles J. Scarello 415-401-6640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Scarcello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VICTOR ANDRES IBARRA
Comm. # 1408624
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires April 1, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1	10
Independent Auditors' Report Pursuant to Rule 17a-5 of the Securities Act of 1934	11 - 12

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wellington Securities Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Wellington Securities, Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2005 information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 22, 2006

WELLINGTON SECURITIES, INC.
Statements of Financial Condition
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash in bank	$ 42,815	$ 49,330
Deposits with clearing broker	27,989	26,533
Total cash	70,804	75,863
Refundable Income Taxes	-	948
Prepaid expense	3,244	2,830
Commissions receivable	33,723	31,686
Miscellaneous accounts receivable	800	-
Deferred income tax benefits	311	120
Investment in The NASDAQ Stock Market, Inc. stock, at quoted market	52,770	15,300
	$ 161,652	$ 126,747

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities		
Accounts payable and accrued expenses	$32,843	$5,286
Commissions payable	24,351	24,074
Income taxes payable through parent company	3,730	-
Total current liabilities	60,924	29,360
Subordinated borrowings to claims of general creditors		
Subordinated note, 7% due July 31, 2006, retired December 2005	-	10,000
Total liabilities	60,924	39,360
Stockholder's equity		
Common stock, no par value, authorized 10,000 shares; 100 shares issued and outstanding	10,000	10,000
Retained earnings	90,728	77,387
Total stockholder's equity	100,728	87,387
	$ 161,652	$ 126,747

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions and fees earned	$ 375,534	$ 394,153
Interest income	1,506	560
Gain (loss) on investment in NASDAQ Stock Market, Inc.		
Stock - adjust to market	37,470	(3,600)
	414,510	391,113
Expenses		
Compensation and related payroll taxes	0	24,928
Commissions	285,580	299,542
Rent - Storage	3,095	444
Telephone	5,025	4,878
Insurance	23,143	24,108
Supplies and Office expense	8,875	7,366
Postage	1,277	1,048
Licenses, fees and assessments	31,352	3,468
Dues and subscriptions	3,252	3,799
Travel and promotion	16,620	13,701
Professional services	11,165	4,450
Interest on subordinated capital	696	696
Other	5,802	4,171
	395,882	392,599
Income before taxes	18,628	(1,486)
Provision for income taxes	5,287	1,653
Net income (loss)	$ 13,341	$ (3,139)

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock	Retained Earnings	Total
Balance, December 31, 2003	$10,000	$80,526	$ 90,526
Net loss - 2004	-	(3,139)	(3,139)
Balance, December 31, 2004	10,000	77,387	87,387
Net income - 2005	-	13,341	13,341
Balance, December 31, 2005	$10,000	$90,728	$100,728

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended December 31, 2005 and 2004

Subordinated borrowing at December 31, 2003	$ 10,000
Changes	-
Subordinated borrowing at December 31, 2004	10,000
Retirement of subordinated debt	(10,000)
Subordinated borrowing at December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 13,341	$ (3,139)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Deferred income taxes	(191)	201
Commissions receivable	(2,037)	(23,404)
Miscellaneous accounts receivable	(800)	1,437
Prepaid expenses	(414)	(763)
Decrease (increase) in value of Nasdaq stock	(37,470)	3,600
Accounts payable and accrued expenses	27,557	(12,228)
Commissions payable	277	17,200
Income taxes payable through parent company	4,678	(6,527)
Net cash provided by (used in) operating activities	4,941	(23,623)
Cash flows from financing activities		
Reduction in subordinated note liability	(10,000)	-
Net cash used in financing activities	(10,000)	-
Net increase (decrease) in cash	(5,059)	(23,623)
Cash at beginning of year	75,863	99,486
Cash at end of year	$ 70,804	$75,863
Supplemental cash flow disclosures		
Income taxes paid	$ 800	$ 6,527
Interest paid	$ 696	$ 696

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Wellington Securities, Inc. (the "Company") was incorporated June 25, 1985 and began business in September 1985. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers ("NASD"). It transacts trades in equity securities through other brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. The Company is a wholly owned subsidiary of San Francisco Rail, Inc.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at two separate banks each with FDIC insurance of up to $100,000. At December 31, 2005 and 2004 cash balances did not exceed the FDIC limit. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Investments

In 2000, the Company purchased an investment in an equity security. This security is considered available for sale and is recorded at its estimated fair value, which was $3,600 less than cost at December 31, 2004 and $33,870 greater than cost (of $18,900) at December 31, 2005.

Income taxes

The Company files consolidated income tax returns with its parent. Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.76 to 1 and 0.35 to 1 at December 31, 2005 and 2004, respectively. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2005 and 2004, the Company had net capital as defined of $80,055 and $83,921 respectively, which exceeded the minimum requirement of $5,000 at December 31, 2005. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully-disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing brokers, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Liabilities Subordinated to Claims of General Creditors

Borrowing under an agreement approved by the National Association of Securities Dealers, Inc. (NASD) as subordinated to claims of general creditors and allowable capital for "net capital" purposes under the Securities and Exchange Commission's uniform net capital rule was $10,000 as of December 31, 2004. In December 2005, with the approval of the NASD, the company paid the note.

5. Income Taxes

The Company files consolidated income tax returns with its parent. Income tax expenses are recognized on a separate company basis and remitted to the parent company. The following is the computation of income tax expense. The deferred tax benefit recognized is due to timing differences in the deduction of California Franchise tax:

5. Income Taxes (continued)

2005	California	Federal	Expense
Income before income taxes	$ 18,628	$ 18,628	
Adjustment for 50% of entertainment expense and certain dues	4,852	4,852	
	23,480	23,480	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 2,076	800	2,076
Federal base		$ 22,680	
Federal tax at 15%		$ 3,402	
Deferred income taxes		(191)	
Federal income tax expense		$ 3,211	3,211
Total income tax expense			$ 5,287

2004	California	Federal	Expense
Income (loss) before taxes	$(1,486)	$(1,486)	
Adjustment for club dues and 50% of entertainment expense	7,972	7,972	
	$ 6,486	6,486	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 800	2,137	$ 800
Federal base		$ 4,349	
Federal tax at 15%		$ 652	
Deferred income taxes		201	
Federal income tax expense		$ 853	853
Total income tax expense			$ 1,653

SUPPLEMENTARY INFORMATION

WELLINGTON SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005

Stockholder's equity		$ 100,728
Less non-allowable assets		
Miscellaneous receivable from parent company		800
Deferred income tax benefit		311
Accounts receivable, not allowed		5,129
Prepaid expense		3,244
		9,484
Subtotal		91,244
Less haircut on marketable security: 15% of $52,770	$ 7,916	
Undue concentration	3,273	11,189
Net capital		80,055
Greater of 6-2/3% of aggregate indebtedness of $60,924 or $5,000		5,000
Net capital in excess of requirement		$ 75,055
Ratio of aggregate indebtedness ($60,924) to net captial ($80,055)		0.76 to 1

There were no differences between the Company's submitted amounts for net capital and aggregate indebtedness and the audited amounts.

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Wellington Securities, Inc.
San Francisco, California

In planning and performing our audits of the financial statements of Wellington Securities, Inc. (the "Company"), for the year ended December 31, 2005 and the supplemental schedule as of December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives. However, it was noted that pursuant to a review conducted by the National Association of Securities Dealers, Inc. the procedures for "overseeing" the trades placed with its clearing broker with regard to "late trades" indicated that the company needed to improve its overnight responsibilities of the clearing broker to ascertain the trades are processed in a manner to preclude late trades. The Company had extended it's procedures to oversee the trades placed through the clearing broker to conform to the recommendations.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 22, 2006